                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the Fiscal year ended December 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-9802

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            SYMBOL TECHNOLOGIES, INC.
                        1997 EMPLOYEE STOCK PURCHASE PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                            HOLTSVILLE, NEW YORK 11742-1300

                            SYMBOL TECHNOLOGIES, INC.

                        1997 Employee Stock Purchase Plan

                          Index to Financial Statements


                                                                           PAGES
                                                                           -----

Reports of Independent Registered Public Accounting Firms ................  3-4

Statements of Financial Condition as of December 31, 2005 and 2004 .......  5

Statements of Operations and Changes in Participants' Equity for the
years ended December 31, 2005, 2004 and 2003 .............................  6

Notes to Financial Statements ............................................  7-11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.

We have audited the accompanying statements of financial condition of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of operations and changes in participants' equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 2005 and 2004, and the results of its operations and changes in its participants' equity for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

New York, New York
March 27, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.

We have audited the accompanying statement of operations and changes in participants' equity of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of operations and changes in participants' equity present fairly, in all material respects the results of operations and changes in participants' equity of the Plan for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 25, 2004

                            SYMBOL TECHNOLOGIES, INC.

                        1997 Employee Stock Purchase Plan

                        Statements of Financial Condition

                                                  December 31,     December 31,
                                                      2005             2004
                                                  ------------     ------------
ASSETS

Participants account receivable ..............       $1,808,483       $2,077,804
Employer contribution receivable .............          319,144          366,771
                                                     ----------       ----------
           Total assets ......................       $2,127,627       $2,444,575
                                                     ==========       ==========

LIABILITIES

Payable for stock purchases ..................       $2,127,627       $2,444,575
                                                     ----------       ----------
           Total liabilities .................        2,127,627        2,444,575
Participants' equity .........................               --               --
                                                     ----------       ----------
           Total liabilities and

           participants' equity ..............       $2,127,627       $2,444,575
                                                     ==========       ==========

See Notes to Financial Statements

                            SYMBOL TECHNOLOGIES, INC.

                        1997 Employee Stock Purchase Plan

          Statements of Operations and Changes in Participants' Equity

                                                   Year Ended     Year Ended    Year Ended
                                                   December 31,  December 31,  December 31,
                                                       2005          2004          2003
                                                   ------------  ------------  ------------
Participant contributions .......................    $4,553,587    $2,204,219    $4,848,695
Employer contributions ..........................       727,620       366,771       735,892
                                                     ----------    ----------    ----------
            Total additions .....................     5,281,207     2,570,990     5,584,587
                                                     ----------    ----------    ----------
Stock Purchases .................................     2,723,173            --            --
Participant withdrawals .........................       430,407       126,415       416,825
Amounts reserved for with-
  holding taxes .................................            --            --       261,815
Amounts reserved for future stock
  purchases .....................................     2,127,627     2,444,575     4,905,947
                                                     ----------    ----------    ----------
            Total deductions ....................     5,281,207     2,570,990     5,584,587
                                                     ----------    ----------    ----------
            Net additions .......................            --            --            --

Participants' equity, beginning

  of period .....................................            --            --            --
                                                     ----------    ----------    ----------
Participants' equity, end of
  Period ........................................    $       --    $       --    $       --
                                                     ==========    ==========    ==========

See Notes to Financial Statements

                            SYMBOL TECHNOLOGIES, INC.
                        1997 Employee Stock Purchase Plan
                          Notes to Financial Statements
                  Years Ended December 31, 2005, 2004, and 2003

1.    DESCRIPTION OF THE PLAN:

      The following description of the Symbol Technologies, Inc. (the "Company") 1997 Employee Stock Purchase Plan (the "Plan"), provides only general information. References herein to "Symbol," "we," "us" and "our" refer to Symbol Technologies, Inc. and its subsidiaries unless the context specifically states or implies otherwise. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      a. General Description

      The Plan is an employee stock purchase plan that allows participants to purchase shares of Symbol Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two six-month periods (each, a "Payment Period"). The Payment Periods are January 1 to June 30 (the "First Half Payment Period") and July 1 to December 31 (the "Second Half Payment Period")and represent the periods during which participants' payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period or (2) the closing price of a share of Stock on the last trading day of the Payment Period (the "Option Price").

      The purchase of shares by the Plan requires, under Securities and Exchange Commission (the "Commission" or the "SEC") regulations, that the Company have an effective registration statement covering the shares on file with the SEC. As of June 30, 2003 the Company had not filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 or its Annual Report on Form 10-K for the year ended December 31, 2002. Consequently, the Company was deemed not to have an effective registration statement. As a result, for the Plan year ending December 31, 2003, the Company was unable to purchase and distribute shares for the First Half Payment Period, and could not start the Second Half Payment Period, and extended the First Half Payment Period until December 31, 2003 (the "Extended Payment Period"). During the Extended Payment Period, normal Eligibility, Participant Contribution, Employer Contribution and Participant Refund Plan rules applied. As of December 31, 2003 the Company had not filed its Quarterly Reports on Forms 10-Q for quarters ended September 30, 2003, June 30, 2003 and March 31, 2003, with the SEC. Consequently, the Plan no longer satisfied the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, effective January 1, 2004, the Company suspended the withholding of Participant payroll deductions. On February 25, 2004, the Company filed the delinquent Quarterly Reports on Forms 10-Q with the SEC, thereby curing the deficiency. The Company has since remained current with the filing of all of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Thereafter, the participants' accumulated amounts for the extended payment period were used to purchase shares of stock at 85% of the closing price on January 1, 2003, which represented the lesser of the closing prices at the beginning and end of the extended payment period. The Company completed an open enrollment for eligible employees and resumed withholding of participant payroll deductions as of July 1, 2004.

      The Plan conducted the Second Half Payment Period for 2004 and for all of 2005 on the basis described above.

      The Plan was approved by the Company's stockholders at the annual meeting of Shareholders held on May 5, 1997. On May 6, 2002 the Shareholders approved an amendment to the plan to increase the authorized number of shares covered by the plan by 3 million shares to 4,898,438 shares. The Stock subject to the options under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares which may be issued pursuant to the Plan is 4,898,438. At December 31, 2005, participants in the Plan had purchased 3,535,699 shares of Stock since the Plan's inception and had accumulated payroll deductions during the current Payment Period sufficient to purchase 212,338 shares of Stock subsequent to December 31, 2005, leaving 1,150,401 shares of Stock available for future purchases by Plan participants.

      The Plan is neither qualified under Section 401(a) of the code nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

      b. Eligibility

      All full-time employees of the Company or any of its participating subsidiaries who have completed 90 days of continuous employment on or before the first day of any Payment Period and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 90 days of continuous employment on or before the first day of any Payment Period are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.

      c. Stock Purchases

      Following the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. The maximum number of shares of Stock a participant can purchase is 2,500 shares per Payment Period. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

      d. Participant Contributions

      Participants may elect to have 2% to 10% of their "Base Salary" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase their deduction percentages at the beginning of a Payment Period and may not decrease their deduction more often than once during any Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

      e. Employer Contributions

      The 15% discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $727,620, $366,771, and $735,892 for the years ended December 31, 2005, 2004 and 2003, respectively.

      f. Participant Refunds

      Plan participants may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by properly notifying the Company. A participant's accumulated payroll deductions for the Payment Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law).

      Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

      g. Administrative Expenses

      The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $122,000, $91,000, and $87,000, for the years ended December 31, 2005,
      2004, and 2003, respectively.

      h. Plan Termination

      The Plan may be terminated at any time by the Company's Board of Directors, but such termination shall not affect shares of Stock then outstanding under the Plan. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).

2.    INCOME TAX STATUS:

      As of December 31, 2003 the Company had not filed its Quarterly Reports on Forms 10-Q for the quarters ended September 30, 2003, June 30, 2003, and March 31, 2003 with the SEC. Consequently, the Plan no longer satisfied the requirements of an "employee stock purchase plan" as defined in
      Section 423 of the Code. As a result, effective January 1, 2004, the Company suspended the withholding of Participant payroll deductions. On February 25, 2004, the Company filed the delinquent Quarterly Reports on Forms 10-Q with the SEC, thereby curing the deficiency, enabling the Plan to fulfill the requirements of Section 423. The Company resumed withholding of Participant payroll deductions as of July 1, 2004.

      For 2003 the Plan did not fulfill the requirements of an "employee stock purchase plan" as defined in Section 423 of the Code. As such, the participating employees recognized taxable income upon the purchase of shares, and the Company is entitled to a tax deduction for income tax purposes in connection with the purchases by participants of shares of Stock under the Plan during the period of January 1, 2003 through December 31, 2003. In order to assist participating United States based employees with the unforeseen tax liabilities associated with the Plan's 2003 disqualification, the Company provided such participants with payments estimated to represent a portion of this liability.

3.    GOVERNMENT INVESTIGATIONS AND SETTLEMENTS:

       On June 3, 2004, we announced that we resolved the investigation by the United States Attorney's Office for the Eastern District of New York ("Eastern District") relating to our past accounting practices by entering into a non-prosecution agreement with the Eastern District. As a result of this non-prosecution agreement, no criminal complaint will be filed against us. In addition, on June 3, 2004, we announced an agreement with the SEC to resolve allegations against us relating to our past accounting practices that were under investigation by the SEC. Pursuant to the agreements with the Eastern District and the SEC, the Company paid a total of $37 million in cash to a restitution fund for members of the class consisting of purchasers of our common stock from February 15, 2000 to October 17, 2002, and $3 million to the United States Postal Inspection Service Consumer Fraud Fund. In addition to these payments, the non-prosecution agreement included an acknowledgement by us that between 1999 and 2002, as a result of the actions of certain of our former employees, we (a) violated federal criminal law in connection with accounting practices involving improper sales transactions, unsupported and fictitious accounting entries and the manipulation of our accounting reserves and expenses; and (b) filed and caused to be filed materially false and misleading financial statements and other documents with the SEC. As part of the non-prosecution agreement, we agreed to continue our cooperation with the Eastern District and the SEC, and to implement remedial measures, including, but not limited to, retaining an independent, government-approved examiner to review our internal controls, financial reporting practices and our compliance with the settlement agreements and establishing and maintaining an annual training and education program designed to diminish the possibility of future violations of the federal securities laws. If we violate the injunction issued in connection with the settlement with the SEC, the agreement with the Eastern District or commit or attempt to commit other violations, such as accounting offenses that were not the subject of the investigations, we will be subject to federal criminal charges. Pursuant to the non-prosecution agreement we have waived certain defenses that may have otherwise been available to us in the event of a federal criminal charge, including the statute of limitations, and will be subject to prosecution for any offense, including any offense related to our past accounting practices. In addition, in the event of a violation of the agreement and a federal criminal charge, statements that were made by or on behalf of us to the Eastern District, SEC and the Postal Inspection Service, including the acknowledgments of responsibility described above, will be deemed admissible in evidence and certain evidentiary rules will not be available to us. Pursuant to the agreement with the SEC, the SEC filed, and the court has approved, a Final Consent Judgment in the Eastern District of New York providing for injunctive relief, enjoining us from further violations of the antifraud, reporting, books and records and internal control provisions of the federal securities laws, and a civil penalty in the amount of $37 million as described above. We paid both the $37 million and the $3 million to the United States Postal Inspection Service Consumer Fraud Fund prior to June 30, 2004.

       On October 26, 2004, we issued a press release announcing our financial results for the third quarter 2004. On November 8, 2004, we issued a second press release revising certain of the previously reported numbers. The revised numbers included a reduction of approximately $13.6 million in revenue for the nine months ending September 30, 2004, as compared to the results previously reported in the press release of October 26, 2004. The November 8, 2004 press release stated that we had discovered certain discrepancies in the amount of inventory at a distributor as well as inventory on hand that affected our previously-announced results. On November 15, 2004, we filed our Quarterly Report on Form 10-Q for the third quarter of 2004.

       The non-prosecution agreement between us and the United States Attorney's Office for the Eastern District of New York, described previously, provides that should we violate the agreement or commit a crime in the future, we would be subject to prosecution for any offense, including any offense related to our past accounting practices. We have retained outside counsel to investigate the facts and circumstances surrounding the erroneous numbers included in the October 26, 2004 press release. We have been cooperating with the informal requests made by the Eastern District and by the SEC regarding this matter, including whether we have complied with the injunction issued in connection with the June 2004 settlement with the SEC and non-prosecution agreement with the Eastern District. There can be no assurance that these events will not give rise to an enforcement action or other proceeding, or to the imposition of fines or other penalties, by the SEC or the Eastern District.

4.    SUBSEQUENT EVENTS:

      Plan participants' net accumulated payroll deductions for the Second Half Payment Period ended December 31, 2005, amounted to $1,808,483 and have been recorded as an amount receivable from the Company at December 31, 2005. Subsequent to December 31, 2005, $1,808,483 of these net accumulated deductions as well as $319,144 of employer contributions were used to purchase 212,338 shares of Stock which were issued to participants by the Company in March 2006. The 212,338 shares of Stock purchased subsequent to December 31, 2005 had a market value of $2,127,627 as of the option price date which has been recorded as the liability "Payable for stock purchases" at December 31, 2005.

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB

      Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Based on the release of Statement 123(R), the Company amended the Plan to conform with the requirements necessary to render the Plan non-compensatory. Accordingly, effective January 1, 2006, the Plan was amended as follows: the Payment Periods were increased to four per year beginning January 1, April 1, July 1 and October 1 and ending March 31, June 30, September 30 and December 31, respectively (each, a "New Payment Period"); the maximum number of shares of Stock a participant can purchase was decreased to 1,250 shares per New Payment Period; the discount price of the shares purchased by employees in the Plan decreased from its current discount of 15% to a discount of 5%; and the look-back period currently utilized to determine the price of the shares purchased was eliminated. These changes will allow the Plan to continue to be non-compensatory to the Company in future periods.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-26593) pertaining to the 1997 Employee Stock Purchase Plan of Symbol Technologies, Inc. of our report dated March 27, 2006, with respect to the financial statements of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ ERNST & YOUNG LLP

New York, New York
March 27, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-26593 on Form S-8 of our report dated March 25, 2004, appearing in this Annual Report on Form 11-K of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 27, 2006

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SYMBOL TECHNOLOGIES, INC.
                                    1997 Employee Stock Purchase Plan

March 30, 2006

                                    By: /s/ Mary S. McLeod
                                        -----------------------------
                                        Mary S. McLeod
                                        Senior Vice President
                                        Global Human Resources
                                        SYMBOL TECHNOLOGIES, INC.